

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

Mail Stop 4628

October 2, 2017

María Fernanda Suárez
Chief Financial Officer
Ecopetrol S.A.
Carrera 13 No. 36 - 24
Bogota D.C. - Colombia

  **Re: Ecopetrol S.A.**
    **Form 20-F for Fiscal Year Ended December 31, 2016**
    **Filed May 31, 2017**
    **File No. 1-34175**

Dear Ms. Suárez:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/H. Roger Schwall

        H. Roger Schwall
        Assistant Director
        Office of Natural Resources